EXHIBIT 21




                     LIST OF SUBSIDIARIES


     The Partnership is a partner of the following joint ventures:
JMB/Owings Mills Associates, an Illinois general partnership, which formerly held an interest in the 125 Broad Street Building, 260 Franklin Street Associates, an Illinois general partnership which holds title to the 260 Franklin Street office building, located in Boston Massachusetts; Villages Northeast Associates, an Illinois general partnership, which is a partner in the VNE Partners, Ltd., a Georgia limited partnership, which holds title to the Post Crest, Post Terrace and Post Crossing Apartment complexes located in DeKalb County (Atlanta), Georgia; JMB/NewPark Associates, an Illinois general partnership, which is a partner in NewPark Associates, a California general partnership which holds title to the NewPark Mall in Newark, California; JMB/Warner Center Associates, an Illinois general partnership JMB/Hahn PDTC Associates, L.P., a California Limited Partnership, which holds title to Palm Desert Town Center located in Palm Desert (Palm Springs), California. The Partnership also owns a 50% interest in Carlyle/Palm Desert, Inc., a corporation which is a partner in JMB/Hahn PDTC Associates, L.P. Reference is made to Note 3 for a description of the terms of such venture partnerships.